April 19, 2005

CONFIDENTIAL BINDING TERM SHEET

Company: BDC Capital, Inc ("Company")

Purchaser: Sheila-Anne Moksnes

Securities: The Company's shares of common stock ("Stock")

Structure: Stock Purchase Agreement ("SPA")

Type of

Financing: A) Purchase new convertible debentures directly from Company from the Company's Regulation E exempt offering circular, dated December 10, 2004..

Line Amount: The Investor shall commit to purchase up to $10,000 of the Company's Stock over the course of 12 months ("Commitment Period"), after the date free trading shares are deposited in the Investors account.

Closing Amount: The amount that the Company shall be entitled to request from each of the "Draws", shall be equal to $5,000 per week.

Draw Period: The 5 trading days immediately following the Draw Notice.

Draw Notice: The date the Investor receives notice of a draw. Draws are at the sole discretion of the Company.

Draw Restrictions: The Company shall not be entitled to give another Draw Notice until the Investor has sold enough shares from the previous Draw to cover one hundred fifteen percent (115%) of the Purchase Price.

Initial Pricing: A) The new debentures will be issued with an 8% interest rate, a 2yr due date. Debenture will be converted over a period of time at the low stock price of the Company's effective offering circular, dated December 10, 2004. or its new circular on or about December 10th 2005 At no time will the conversion of stock represent more than a 4.9% ownership position in the Company by Purchaser.

Final Pricing: As total consideration for the purchase and sale of the Company's stock through Conversion of the above debentures, the Purchaser shall ultimately pay to the Company the following amount (the "Purchase Price"):

A) Purchaser shall first be entitled to an amount equal to 200% of the face amount of each debenture .

RP SAM

B) After the Purchaser receives the amount in A above, the Company shall be entitled to 50% of any additional Net Sales Proceeds of the stock. Net Sales Proceeds shall mean the gross proceeds received from the sale of the stock, less reasonable brokerage commissions.

C) Final adjusted Net Sales Proceeds will be wired to the Company within 7 days from the date of the final settlement of the sale of stock from the conversion of all of the outstanding debentures.

Selling: No more than 50,000 shares of the position may be sold by Purchaser weekly without the Company's approval.

Closing: The closing of this transaction shall be deemed to have occurred upon the execution of all documents required.

Conditions to Closing:

1. Mutual agreement and execution of all definitive documentation that includes 1) a convertible debenture; 2) a debenture conversion notice; 3) a binding financing term sheet; 4) a subscription agreement for common stock under the Regulation E exemption from registration.

2. Due diligence by Purchaser of the Company which shall be satisfactory to Purchaser's and its counsel, in its sole discretion.

3. No material adverse change in the circumstances of the Company prior to Closing.

Confidentiality: The Purchaser agrees to keep this term sheet and its contents confidential and not to distribute it to, or discuss it with, any third party (other than the Purchaser's legal and financial advisors, who shall be informed of the confidential nature of this document) without the prior express written consent of the Company

The parties hereby acknowledge their mutual consent to the above terms and their intention to fulfill the terms of the transaction in good faith. This Term Sheet will be considered null and void if it is not executed by both parties by the close of business five business days from the date hereof.

The information contained herein is confidential and intended only for the person and his or her advisors to whom this Term Sheet is furnished.

BDC CAPITAL, INC.	**Sheila-Anne Moksnes**
[signature] 04/19/05	Sheila-Anne Moksnes 4-19-05
Name: Date	Name: Date
Title:	Title:
[signature] 4-19-05 Director.	